

02015480

BRAMBLES

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6030
FAX +44 (0)20 7659 6001
EMAIL lorraine.young@brambles.com

31 January 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

FEB 25 2002

SUPPL

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Lorraine Young
Company Secretary

PROCESSED

MAR 14 2002

THOMSON
FINANCIAL

REGISTERED IN ENGLAND NO. 4134697
REGISTERED OFFICE: CASSINI HOUSE 57-59 ST JAMES'S STREET LONDON

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

Brambles Industries plc

2)   Name of shareholder having a major interest

T. Rowe Price Associates, Inc and its affiliates

3)   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of T. Rowe Price Associates, Inc and its affiliates

4)   Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not advised

5)   Number of shares/amount of stock acquired

Not advised

6)   Percentage of issued class

Not advised

7)   Number of shares/amount of stock disposed

N/A

8)   Percentage of issued class

N/A

9)   Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

31 January 2002

12) Total holding following this notification

24,033,587

13) Total percentage holding of issued class following this notification

3.32%

14) Any additional information

15) Name of contact and telephone number for queries

Lorraine Young – 020 7659 6020

16) Name of authorised company official responsible for making this notification

Lorraine Young, Company Secretary

Date of notification - 31 January 2002